EXHIBIT 14
                                 CODE OF ETHICS
                               AVENUE GROUP, INC.

         CODE OF ETHICS

         FOR PRINCIPAL EXECUTIVE OFFICERS AND SENIOR FINANCIAL OFFICERS


         Avenue Group, Inc. (the "Company") expects the highest possible ethical conduct from its principal executive officers and senior financial officers. Your full compliance with this Code is mandatory. You are expected (i) to foster a culture of transparency, integrity and honesty, and (ii) to take actions that result in the Company's compliance with laws and regulations.

         In accordance with the rules of the U.S. Securities and Exchange Commission, any amendment to, or waiver of, this Code must be immediately publicly disclosed by the Company in a Report on Form 8-K within four (4) business days after the adoption of any amendment or grant of any waiver.

         This Code of Ethics has been adopted by the Board of Directors of the Company, and may only be amended by the Board of Directors or, at such time as applicable, a committee of the Board of Directors consisting solely of directors who are not the principal executive officers or senior financial officers of the Company. Any waiver of this Code of Ethics may only be approved by: (i) the Board of Directors, with any affected member thereof abstaining or (ii) at such time as the Company has formed an Audit Committee of the Board of Directors, such Audit Committee or, if any Audit Committee has not been formed, another committee designated by the Board of Directors consisting solely of directors who are not the principal executive officers or senior financial officers of the Company. For purposes of this Code of Ethics, all references hereinafter to the "Board" shall mean the Board of Directors as described in (i) above, and all references hereinafter to the "Committee" shall mean a committee of the Board as described in (ii) above.

         Statement of Purpose

         This Code of Ethics is adopted to deter wrongdoing and to promote:

     o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
     o Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to the Securities and Exchange Commission and in other public communications made by the Company;
     o   Compliance with governmental laws, rules and regulations;
     o The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and
     o   Accountability for adherence to the Code.

         Conflicts of Interest

         You must avoid any personal activity, investment or association that could appear to interfere with good judgment concerning the Company's best interests. You may not exploit your position or relationship with the Company for personal gain at the expense of the Company. You should utilize your best efforts to avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

     o cause the Company to engage in business transactions with relatives or friends, without the prior approval, after the full disclosure thereof, by the Board of Directors;
     o use nonpublic information concerning the Company, vendors or competitors for personal gain by you, your relatives or friends (including securities transactions based on such information);
     o financial interest in the Company's vendors or competitors, other than 1% or less of their publicly traded stock, unless your interest is fully disclosed to and approved by the Board or the Committee;
     o receive a loan, or guarantee of obligations, from any third party as a result of your position at the Company; or
     o   compete with the Company while still employed by the Company.

         There are other situations in which a conflict of interest may arise. You are expected to be aware of potential conflicts of interest that may arise under various circumstances. When you become aware of a conflict of interest or the appearance of a conflict of interest, you are expected to take actions necessary to avoid the conflict of interest. Alternatively, if you believe it appropriate, you are expected to advise the Board and/or the Committee, as the case may be, of the conflict and seek their approval.

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         Accurate Periodic Reports

         As you are aware, full, fair, accurate, timely and understandable disclosures in the Company's periodic reports is legally required and is essential to the success of its business. You are expected to exercise the highest standard of care in preparing such reports in accordance with the following guidelines:

         All Company accounting records, as well as reports produced from those records, must be in accordance with the laws of each applicable jurisdiction.

         All records must fairly and accurately reflect the transactions or occurrences to which they relate.

         All records must fairly and accurately reflect, in reasonable detail, the Company's assets, liabilities, revenues and expenses.

         The Company's accounting records must not contain any false or intentionally misleading entries.

         No transactions should be intentionally misclassified as to accounts, departments or accounting periods.

         All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

         No information should be concealed from the internal auditors or the independent auditors.

         Compliance with the Company's system of internal accounting controls is required.

         Compliance

         You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

         If you fail to comply with this Code, with the Company's Code of Business Conduct, and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from the Company.

         Reporting Violations

         Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management. If you are the senior financial officer, the appropriate reporting level is the Chief Executive Officer. If the Chief Executive Officer does not respond in a timely manner to your concern, you should report the matter to the Board or the Committee, as the case may be. If you are the Chief Executive Officer, the appropriate reporting level is the Board or the Committee, as the case may be.

         Conclusion

         You, as the principal executive officers and senior financial officers of the Company, are primarily responsible for ensuring that the Company complies with all applicable laws and regulations. You are primarily responsible for ensuring that the Company's public reports are full, fair, accurate, timely and understandable, and the Company looks to you to set the standards under which these objectives will be fulfilled. You are expected to exercise your best business judgment in good faith as to all matters that may be covered by this Code of Ethics.

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